Exhibit 99.1

Corporate Communications

CNH Industrial appoints new Chairman

London, July 21, 2018

The Board of Directors of CNH Industrial meeting today noted with deep regret that Chairman Sergio Marchionne will be unable to return to work. The Board has therefore named Suzanne Heywood as Chairman.

The Board will continue the process that is already under way to select a new CEO. In the meantime Derek Neilson will continue, in his role as the Company’s Interim CEO, to ensure the Company’s operational continuity.

In addition, the Board wishes to recognise the extraordinary leadership and commitment Sergio Marchionne brought to the company. Their thoughts go out to him and his family.

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Contacts:

Corporate Communications

Email: mediarelations@cnhind.com

Investor Relations

Email: investor.relations@cnhind.com

CNH Industrial N.V.

Corporate Office:

25 St James’s Street

London, SW1A 1HA

United Kingdom